                                                FILED PURSUANT TO RULE 424(b)(5)
                                                       REGISTRATION NO. 33-54385

PROSPECTUS SUPPLEMENT
TO PROSPECTUS DATED AUGUST 22, 1994

                                 $350,000,000

                       [LOGO OF BANKAMERICA CORPORATION]

                 6 5/8% SUBORDINATED NOTES DUE AUGUST 1, 2007

                               ----------------

  Interest on the 6 5/8% Subordinated Notes Due August 1, 2007 (the "Notes") is payable semiannually on February 1 and August 1, commencing February 1, 1998. The Notes will be available for purchase in denominations of $1,000 and integral multiples thereof. The Notes are subordinate to all present and future Senior Debt (as defined in the accompanying Prospectus) of BankAmerica Corporation (the "Corporation"). The Notes are not redeemable prior to maturity. See "Description of Notes".

  The Notes will be represented by one or more Global Notes (the "Global Notes") registered in the name of a nominee of The Depository Trust Company, as depository ("DTC"), or other depository. Beneficial interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC's participants. Except as provided herein, owners of beneficial interests in the Global Notes will not be entitled to receive Notes in definitive form and will not be considered owners or Holders thereof. Settlement for the Notes will be made in immediately available funds. So long as the Notes are represented by the Global Notes registered in the name of DTC or its nominee, the Notes will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity for the Notes will therefore settle in immediately available funds. So long as the Notes are represented by the Global Notes, all payments of principal and interest will be made in immediately available funds. See "Description of Notes".

  The Notes are not savings accounts, deposits or other obligations of any bank or nonbank subsidiary of the Corporation and are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other government agency.

                               ----------------

THESE  SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY   STATE  SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
   PASSED UPON  THE ACCURACY OR  ADEQUACY OF THIS PROSPECTUS  SUPPLEMENT OR
    THE  PROSPECTUS  TO  WHICH  IT  RELATES.  ANY  REPRESENTATION  TO  THE
     CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

                                 PRICE TO    UNDERWRITING       PROCEEDS TO
                                PUBLIC(1)   COMMISSIONS(2) THE CORPORATION(1)(3)
                                ---------   -------------- ---------------------
Per Note......................   99.437%        0.600%            98.837%
Total......................... $348,029,500   $2,100,000       $345,929,500

----------
(1) Plus accrued interest, if any, from July 30, 1997.
(2) The Corporation has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".
(3) Before deducting expenses payable by the Corporation estimated at $200,000.

                               ----------------

  The Notes are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to certain other conditions. It is expected that delivery of the Global Notes will be made in book-entry form only through the facilities of DTC, on or about July 30, 1997 against payment therefor in immediately available funds.

                               ----------------

BANCAMERICA SECURITIES, INC.
            CHASE SECURITIES, INC.
                         LEHMAN BROTHERS
                                     MORGAN STANLEY DEAN WITTER
                                                  SALOMON BROTHERS INC
                                                               UBS SECURITIES

                               ----------------

           The date of this Prospectus Supplement is July 24, 1997.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS AND COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                            BANKAMERICA CORPORATION

  The Corporation is a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and was incorporated in the State of Delaware in 1968. At December 31, 1996, the Corporation was one of the three largest bank holding companies in the United States, based on total assets.

  The Corporation's largest subsidiary, based on total assets, is Bank of America National Trust and Savings Association ("Bank of America"). Bank of America became a subsidiary of the Corporation in 1969. Bank of America began business in San Francisco, California, as Bank of Italy in 1904 and adopted its present name in 1930.

  The Corporation, through its network of subsidiaries, provides banking and other financial services throughout the United States and in selected international markets to consumers and business customers, including corporations, governments and other institutions.

  The Corporation's principal executive offices are located at 555 California Street, San Francisco, California 94104 (telephone (415) 622-3530).

                      RATIO OF EARNINGS TO FIXED CHARGES

  The ratio of earnings to fixed charges for the Corporation including its consolidated subsidiaries is computed by dividing earnings by fixed charges. Earnings consist primarily of income before income taxes adjusted for fixed charges. Fixed charges consist primarily of interest expense on short- and long-term borrowings and one-third (the portion deemed representative of the interest factor) of net rents under long-term leases.

  The following table sets forth the ratio of earnings to fixed charges for the Corporation and its consolidated subsidiaries for the periods indicated and reflects the effects of the merger of Continental Bank Corporation with and into the Corporation subsequent to its consummation on August 31, 1994 and the effects of the merger of Security Pacific Corporation with and into the Corporation subsequent to its consummation on April 22, 1992.

                                         SIX MONTHS
                                       ENDED JUNE 30,  YEAR ENDED DECEMBER 31,
                                       --------------- ------------------------
                                        1997    1996   1996 1995 1994 1993 1992
                                       ------- ------- ---- ---- ---- ---- ----
RATIO OF EARNINGS TO FIXED CHARGES
  Excluding interest on deposits......    2.66    2.82 2.67 2.77 3.26 3.55 3.18
  Including interest on deposits......    1.60    1.62 1.58 1.61 1.74 1.79 1.53

                             DESCRIPTION OF NOTES

  The following is a brief description of the terms of the Notes. This description does not purport to be complete, should be read in conjunction with the statements under "Description of Debt Securities" in the accompanying Prospectus and is subject to and qualified in its entirety by reference to the Subordinated Indenture, dated as of November 1, 1991 (the "Indenture"), as amended by a First Supplemental Indenture dated as of September 8, 1992 (the "First Supplemental Indenture"), between the Corporation and Chase Trust Company of California, formerly Chemical Trust Company of California (the "Trustee"). The Indenture and the First Supplemental Indenture have been filed with the Securities and Exchange Commission as exhibits to the Registration Statement.

GENERAL

  The Notes offered hereby will mature on August 1, 2007 and are limited to $350,000,000 aggregate principal amount. The Notes are not redeemable prior to maturity.

  The Notes will initially be represented by one or more Global Notes. Beneficial interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC's Participants (as defined below). Except as provided herein, owners of beneficial interests in the Global Notes will not be entitled to receive Notes in definitive form and will not be considered owners or Holders thereof.

  First Trust of California, National Association, One California Street, 4th Floor, San Francisco, California 94111 (the "Paying Agent") will serve as Paying Agent and Security Registrar.

  The Notes will be unsecured subordinated obligations of the Corporation which will rank pari passu with all other subordinated debt of the Corporation and, together with such other subordinated debt, will be subordinate and junior in right of payment to the prior payment in full of the Senior Debt of the Corporation. As of June 30, 1997, the Corporation (the Parent) had approximately $9.1 billion of Senior Debt outstanding. See "Description of Debt Securities--Subordination" in the accompanying Prospectus.

  Because the Corporation is a holding company, the rights of the Holders of the Notes to participate in the assets of any subsidiary upon such subsidiary's liquidation or reorganization will be subject to the prior claims of such subsidiary's creditors except to the extent that the Corporation may itself be a creditor with recognized claims against the subsidiary. There are also various legal limitations on the extent to which the Corporation's depository subsidiaries may extend credit, pay dividends or otherwise supply funds to the Corporation or various of its affiliates. See "BankAmerica Corporation" in the accompanying Prospectus.

  The Corporation may at any time purchase the Notes at any price in the open market or otherwise. Notes so purchased by the Corporation may be held or resold or, at the discretion of the Corporation, may be surrendered for cancellation.

INTEREST

  The Notes will bear interest from July 30, 1997 at 6 5/8% per annum payable each February 1 and August 1, commencing February 1, 1998, and at maturity (each an "Interest Payment Date"). Each payment of interest in respect of an Interest Payment Date shall include interest accrued to but excluding such Interest Payment Date. Interest will be computed on the basis of a 360-day year of twelve 30-day months. Any payment required to be made on a date that is not a Business Day need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on such date, and no additional interest shall accrue as a result of such delayed payment. "Business Day" means any day which is not a Saturday or Sunday and which is not a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law or executive order to be closed in the Place of Payment. The Place of Payment will be San Francisco, California.

  Interest payable and punctually paid or duly provided for on any Interest Payment Date will be paid to the person in whose name a Note is registered at the close of business on the January 15 or July 15 next preceding such Interest Payment Date. See "Book-Entry System" below.

BOOK-ENTRY SYSTEM

  The Notes will be issued in the form of one or more fully registered Global Notes which will be deposited with, or on behalf of, DTC, as depository, and registered in the name of DTC's nominee. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor depository or any nominee of such successor.

  DTC has advised as follows: it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The Rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

  Purchases of interests in the Global Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for such interests on DTC's records. The ownership interest of each actual purchaser of interests in the Global Notes ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Global Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Global Notes, except as described below.

  To facilitate subsequent transfers, all Global Notes deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Global Notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the interests in the Global Notes; DTC's records reflect only the identity of the Direct Participants to whose accounts interests in the Global Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

  Conveyance of notices and other communications by DTC to Direct
Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  Neither DTC nor Cede & Co. will consent or vote with respect to the Global Notes. Under its usual procedures, DTC mails an Omnibus Proxy to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts interests in the Global Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

  Principal and interest payments on the Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Paying Agent, or the Corporation, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Corporation or the Paying Agent, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

  DTC may discontinue providing its services as depository with respect to the Notes at any time by giving reasonable notice to the Corporation or the Paying Agent. Under such circumstances, in the event that a successor depository is not obtained, definitive Note certificates are required to be printed and delivered. The Corporation may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depository).

  Global Notes representing all but not part of the Notes offered hereby are exchangeable for Notes in definitive form of like tenor and terms if (i) DTC notifies the Corporation that it is unwilling or unable to continue as depository for such Global Notes or if at any time DTC ceases to be a clearing agency registered as such under the Securities Exchange Act of 1934, as amended, and the Corporation does not appoint a successor depository within 90 days of receipt by the Corporation of such notice or of the Corporation becoming aware of such ineligibility or (ii) the Corporation executes and delivers to the Trustee a Corporation Order that such Global Notes shall be exchangeable. The Global Notes exchangeable pursuant to the preceding sentence shall be exchangeable for Notes issuable in denominations of $1,000 and any integral multiple thereof and registered in such names as DTC shall direct. In the event of such exchange, interest and principal on the Notes will be payable in the manner provided for Notes in definitive form. See "Description of Debt Securities--Payments and Paying Agents" in the accompanying Prospectus.

  The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Corporation believes to be reliable, but the Corporation takes no responsibility for the accuracy thereof.

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement for the Notes will be made by the Underwriters in immediately available funds. So long as the Notes are represented by Global Notes, all payments of principal and interest will be made by the Corporation in immediately available funds. So long as the Notes are represented by Global Notes registered in the name of DTC or its nominee, the Notes will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

EVENTS OF DEFAULT

  The Notes will provide that an Event of Default will be limited to certain events of bankruptcy of the Corporation, and there will be no right of acceleration of the payment of principal of the Notes upon a default on the payment of principal or interest on the Notes or in the performance of any covenant or agreement in the Notes or in the Indenture, as amended.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement, the Corporation has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                                    PRINCIPAL
                                                                      AMOUNT
       UNDERWRITER                                                   OF NOTES
       -----------                                                 ------------
   BancAmerica Securities, Inc. .................................. $100,000,000
   Chase Securities, Inc..........................................   50,000,000
   Lehman Brothers Inc. ..........................................   50,000,000
   Morgan Stanley & Co. Incorporated..............................   50,000,000
   Salomon Brothers Inc...........................................   50,000,000
   UBS Securities LLC.............................................   50,000,000
                                                                   ------------
     Total........................................................ $350,000,000
                                                                   ============

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

  The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of 0.40% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not to exceed 0.25% of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

  The Notes are a new issue of securities with no established trading market. The Corporation has been advised by the Underwriters that the Underwriters intend to make a market in the Notes, but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

  The Corporation has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  The Underwriters may engage in over-allotment, stabilizing transactions and covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Over-allotment involves sales in excess of the offering size, which creates a short position for the Underwriters. Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Such stabilizing transactions and covering transactions may cause the price of the Notes to be higher than it would otherwise be in the absence of such transactions.

  BancAmerica Securities, Inc. ("BASI") is a wholly-owned subsidiary of the Corporation. Accordingly, any offer and sale of the Notes will comply with Rule 2720 of the Rules of Conduct of the National Association of Securities Dealers, Inc. (the "NASD") regarding underwriting securities of an affiliate. No NASD member participating in the offering of the Notes will execute a transaction in the Notes in a discretionary account without the prior written specific approval of the member's customer. This Prospectus Supplement and the accompanying Prospectus may be used by BASI in connection with offers and sales related to secondary market transactions in the Notes. BASI may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale.

  The Underwriters, and certain affiliates thereof, may from time to time engage in transactions with and perform services for the Corporation and its subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

  The validity of the Notes offered hereby will be passed upon for the Corporation by James N. Roethe, Executive Vice President and General Counsel of the Corporation and Group Executive Vice President and General Counsel of Bank of America. As of May 31, 1997, Mr. Roethe had a direct or indirect interest in 2,414 shares of Common Stock of the Corporation and had options to purchase an additional 119,180 shares of Common Stock of the Corporation, of which 31,000 options will be exercisable as of July 30, 1997. See "Legal Matters" in the accompanying Prospectus for information about the review of tax matters and matters passed upon for the Underwriters.

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 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-
MATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPO-RATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNEC-TION WITH THE OFFER CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE CORPORATION OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE
MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCES, CREATE AN IMPLI-CATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE CORPORATION SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTI-TUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SO-LICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                             PROSPECTUS SUPPLEMENT
BankAmerica Corporation.................................................... S-2
Ratio of Earnings to Fixed Charges......................................... S-2
Description of Notes....................................................... S-3
Underwriting............................................................... S-6
Legal Matters.............................................................. S-7

                                   PROSPECTUS
Available Information......................................................   2
Incorporation of Certain Documents by Reference............................   2
BankAmerica Corporation....................................................   3
Ratio of Earnings to Fixed Charges.........................................   5
Use of Proceeds............................................................   5
Description of Debt Securities.............................................   5
Description of Capital Securities..........................................  17
Description of Preferred Shares............................................  18
Description of Depositary Shares...........................................  25
Description of Common Stock................................................  28
Description of Securities Warrants.........................................  31
Risk Factors Relating to the Currency Warrants.............................  34
Description of Currency Warrants...........................................  34
Plan of Distribution.......................................................  36
Legal Matters..............................................................  37
Experts....................................................................  37

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                        [LOGO BANKAMERICA CORPORATION]

                                 $350,000,000

                           6 5/8% SUBORDINATED NOTES
                              DUE AUGUST 1, 2007

                           ------------------------

                             PROSPECTUS SUPPLEMENT
                                 JULY 24, 1997

                           ------------------------


                         BANCAMERICA SECURITIES, INC.

                            CHASE SECURITIES, INC.

                                LEHMAN BROTHERS

                          MORGAN STANLEY DEAN WITTER

                             SALOMON BROTHERS INC

                                UBS SECURITIES



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